Exhibit 10

9 December 2025

On track for FY25 delivery; Reaffirming 2026 guidance and announcing a £1.3bn share buy-back

●	Now expect c.2% revenue and adjusted profit from operations[1] growth for FY25
●	New Category revenue growth accelerating to double-digit in H2, driving mid-single digit for FY
●	Strong U.S. revenue and profit[2] momentum, driven by ongoing combustibles delivery and an excellent Velo Plus performance, which is on track for full-year profitability[3]
●	Early signs of Federal and State enforcement actions tackling U.S. illicit Vapour products support recent Vuse volume and revenue improvement
●	Velo driving strong global growth in Modern Oral, the fastest growing New Category
●	AME delivery remains strong; APMEA impacted by ongoing fiscal and regulatory headwinds in Bangladesh and Australia
●	Further acceleration in New Category contribution[3], in line with our Quality Growth approach
●	Confident in sustainably delivering mid-term growth algorithm from 2026 (+3-5% revenue, +4-6% APFO[1] and +5-8% adj. diluted EPS1), with 2026 performance expected at the lower end of the range
●	Strong cash generation and balanced capital allocation; on track to reduce leverage[4] to within 2.0-2.5x by end 2026, alongside progressive dividends and sustainable share buy-backs – FY26: £1.3bn

Tadeu Marroco, Chief Executive

“Full-year delivery remains on track.

I am particularly pleased with our momentum in the U.S., the world’s largest nicotine value pool. Strengthened combustibles performance and enhanced commercial execution reinforce our future confidence. Velo Plus continues to deliver excellent results, reaching number 2 in volume and value share, with profitability3 on-track for full year.

Recent Vuse volume and revenue improvement in the U.S. is encouraging, although the Vapour category continues to be impacted by illicit proliferation. Over time, we believe Vuse is well positioned to benefit from stronger Federal and State level enforcement.

Group New Category revenue is accelerating to double-digit growth in H2.

Velo continues to grow strongly in all three regions, in the fastest growing New Category with the lowest risk*† profile, relative to cigarettes.

We remain focused on establishing glo Hilo as a premium offering in the largest Heated Products profit pools, across three priority markets in H2. Further roll-outs are planned in 2026.

Vuse Ultra, our premium vaping platform, is driving encouraging early results in priority launch markets of Canada, Germany and France. Premium “Vapour Done Right” is a significant, untapped segment for further value creation.

While there is more to do, we continue to prioritise investment in our most profitable markets and categories, driving accelerating New Category contribution3, in line with our Quality Growth approach. We remain confident in delivering our mid-term algorithm next year.

Our strong operating cash conversion is driving increasing financial flexibility as we reduce leverage4 towards our 2.0-2.5x target range. I remain committed to delivering sustainable shareholder value supported by robust cash returns, progressive dividends and sustainable share buy-backs, and I am pleased to announce today that we are increasing our buy-back programme to £1.3bn for 2026.”

Our outlook is underpinned by three key areas, where momentum continues:

1. Combustibles: Resilient financial performance driven by the U.S. and AME

●	Group value share in top markets[5] flat, volume share -10bps
●	U.S. value share +20bps; volume share flat
●	Improving H2 Group revenue and category profit[1] performance driven by the U.S.
●	Resilient AME financial performance led by Brazil, Türkiye and Mexico
●	APMEA performance impacted by material fiscal and regulatory headwinds in Bangladesh and Australia (c.-1% on revenue and c.-2% on APFO[1] growth, as previously guided)

2. H2 New Category revenue growth acceleration, driven by Velo Plus and recent U.S. Vapour improvement

2.1 Velo: Clear category leadership in AME; excellent Velo Plus performance in the U.S.

●	Volume share +460bps to 15.9% of Total Oral and +590bps to 31.8% of Modern Oral in top markets[6]
●	Strong double-digit revenue growth, driven by industry growth and volume share gains
●	Excellent U.S. performance with Velo Plus driving volume share of Modern Oral +920bps to 15.6% and triple-digit revenue growth; expect positive FY category contribution[3]
●	Continued leadership in AME, with strong financial delivery

2.2 glo: Broadly flat FY revenue growth, impacted by competitive activity and resource reallocation ahead of glo Hilo launches

●	Volume share in top markets[7] -1.2ppts, impacted by Japan, which remains highly competitive alongside the continued phase-out of our legacy super-slims platform
●	AME volume share -60bps, with continued share growth in Czech Republic, Portugal and Spain, offset by the impact of resource allocation decisions in other key markets ahead of glo Hilo roll-out
●	Establishing glo Hilo in the premium segment with H2 launches – Japan (Sept), Poland (Oct) and Italy (Nov)

2.3 Vuse: Improved H2 revenue performance driven by recent U.S. improvement

●	Continued global leadership in tracked channels, with value share in top markets[8] +10bps, driven by the U.S. +70bps, supported by early signs of increased Federal and State enforcement
●	AME value share -50bps driven by illicit Vapour in Canada
●	Encouraging early performance of premium innovation Vuse Ultra in Canada, Germany and France
●	Expect FY revenue to be down high-single digit (vs. -13% in H1) due to illicit headwinds in U.S. and Canada, re-prioritised resource allocation and market exits

3. Continued strong cash delivery, and balanced capital allocation

●	On track to deliver another year of operating cash flow conversion[9] in excess of 95% in FY25, reflecting strong cash discipline and a clear focus on returns
●	We expect to be within our 2.0-2.5x adjusted net debt/adjusted EBITDA[4] target range by end 2026, together with a progressive dividend and share buy-backs – increased £1.3bn announced for FY26

Technical guidance for FY25:

●	Global tobacco industry volume expected to be down c.2%
●	c.2% Group revenue growth at constant rates
●	Mid-single digit New Category revenue growth at constant rates
●	c.2% adjusted profit from operations growth[1] at constant rates, incl. a c.1% transactional FX10 headwind
●	c.3% translational FX10 headwind on adjusted profit from operations[1] and c.4% on adjusted diluted EPS[1]
●	Net finance costs[1] of c.£1.8bn, subject to FX and interest rate volatility
●	Operating cash flow conversion[9] in excess of 95%, gross capital expenditure in 2025 of c.£650 million
●	Continue to deleverage[4] to our 2.0-2.5x adjusted net debt/adjusted EBITDA target range by end 2026

For further information, please contact:

Media Centre
+44 (0) 20 7845 2888 (24 hours) | press_office@bat.com | @BATplc

Investor Relations
ir_team@bat.com
Victoria Buxton: +44 (0)20 7845 2012
Amy Chamberlain: +44 (0)20 7845 1124
John Harney: +44 (0)20 7845 1263

Webcast and Conference call - The conference call will begin at 8.30am (GMT)

You can access the online audio webcast here. You can also listen via conference call by dialling the numbers below. Quote the password ‘BAT – Trading Update’ when prompted by the operator.

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A playback facility for the conference call will be available online via: www.bat.com.

Financial guidance and trading update expectations based on constant rates: Measures are calculated based on the prior year’s exchange rate, removing the potentially distorting effect of translational foreign exchange on the Group’s results. The Group does not adjust for normal transactional gains or losses in profit from operations which are generated by exchange rate movements.

Share data YTD September 2025 average share growth vs. FY24 average.

This announcement also contains New Category contribution, adjusted profit from operations, adjusted EBITDA, adjusted net debt, adjusted net finance costs and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from profit from operations, profit/(loss) for the year, borrowings, net finance costs, and diluted earnings per share. See “Note on Non-GAAP Measures”.

1  Adjusted Profit from Operations (adjusted for Canada): Profit from operations before the impact of adjusting items on an “adjusted for Canada” basis.

Net finance costs (adjusted for Canada): Net finance costs on an “adjusted for Canada” basis.

Adjusted diluted EPS (adjusted for Canada): Diluted earnings per share before the impact of adjusting items and the performance of Canada (where applicable, and excluding New Categories), presented at the prior year’s rate of exchange.

Category contribution (adjusted for Canada): Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are attributable to a product category and presented adjusting for the performance of Canada (where applicable, and excluding New Categories) in £ (at constant rates).

Adjusted for Canada: Certain adjusted measures, including adjusted profit from operations, category contribution, net finance costs, adjusted diluted earnings per share, leverage, adjusted net debt and adjusted EBITDA, are also presented on an “adjusted for Canada” basis, reflecting the removal of 100% of adjusted profit from operations of our Canadian business, excluding New Categories, from both 2024 and 2025 results, to remove the distorting effect of the Canadian results, as from 29 August 2025, the date all of the Group’s outstanding tobacco litigation in Canada was settled, annual payments based on a percentage (initially 85%, reducing over time) of the Group’s net income after taxes, based on amounts generated in Canada from all sources, excluding New Categories, will be paid out by the Group until the aggregate settlement amount is paid. Due to the initial uncertainty of the timing of the implementation of the settlement, we have removed 100% of the results of the Canadian business, excluding New Categories, for the periods under review here.

2 Adjusted Profit from Operations: Profit from operations before the impact of adjusting items.

3 New Category profitability at category contribution level: Profit from operations before the impact of adjusting items and translational foreign exchange, having allocated costs that are directly attributable to New Categories.

4 Leverage refers to the ratio of adjusted net debt to adjusted EBITDA, excluding cash and investments held at fair value, on an “adjusted for Canada” basis.

Adjusted net debt is not a measure defined by IFRS. Adjusted net debt is total borrowings, including related derivatives, less cash and cash equivalents and current investments held at fair value, excluding the impact of the revaluation of Reynolds American Inc. acquired debt arising as part of the purchase price allocation process.

Adjusted EBITDA is not a measure defined by IFRS. Adjusted EBITDA is profit for the year before net finance costs/income, taxation on ordinary activities, depreciation, amortisation, impairment costs, the Group’s share of post-tax results of associates and joint ventures, and other adjusting items, on an “adjusted for Canada” basis.

* Based on the weight of evidence and assuming a complete switch from cigarette smoking. These products are not risk free and addictive.

† Our products as sold in the U.S., including Vuse, Velo, Grizzly, Kodiak, and Camel Snus, are subject to FDA regulation and no reduced-risk claims will be made as to these products without agency clearance. See page 69 of Omni (available on our website) for information on risk continuum model of tobacco and nicotine products.

5 Top Cigarette markets: U.S. – Circana Non-Syndicated RSD, Germany – NielsenIQ share of international manufacturers, Japan – CVS, Romania – NielsenIQ share of international manufacturers, Brazil – Scanntech, Mexico – NielsenIQ, Pakistan – Retail Access. These seven markets cover an estimated c.60% of Cigarette industry revenue in 2024.

6 Top Modern Oral markets: U.S. – Circana Non-Syndicated RSD, Sweden – NielsenIQ, Denmark – NielsenIQ, Norway – NielsenIQ, Switzerland – IMS, UK – NielsenIQ, Poland – NielsenIQ. These seven markets cover an estimated c.90% of total industry Modern Oral revenue in 2024.

7 Top HP markets: Japan – CVS-BC, South Korea – CVS, Italy – NielsenIQ, Germany – NielsenIQ, Greece – NielsenIQ, Poland – NielsenIQ, Romania – NielsenIQ, Czech Republic – NielsenIQ, Spain – Logista RA, Portugal – Logista RA. These ten markets cover an estimated c.80% of total industry HP revenue in 2024.

8 Top Vapour markets: U.S. – Circana Non-Syndicated RSD, Canada – Scan Data, UK – NielsenIQ, France – Logista RA, Germany – NielsenIQ, Poland – NielsenIQ, Spain – Logista RA. These seven markets cover an estimated c.80% of global closed systems consumables industry revenue in 2024.

9 Operating Cash Conversion: Net cash generated from operating activities before the impact of adjusting items and dividends from associates and excluding trading loans to third parties, pension short fall funding, taxes paid and net capital expenditure, as a proportion of adjusted profit from operations.

10 Based on current exchange rates of USD/GBP 1.3343 as at 5 December 2025.

Share growth refers to volume share for HP and Modern Oral and value share for Vapour. As used herein, volume share refers to the estimated retail sales volume of the product sold as a proportion of total estimated retail sales volume in that category and value share refers to the estimated retail sales value of the product sold as a proportion of total estimated retail sales value (rechargeable closed systems consumables and disposables) in that category. Please refer to the 2024 Annual Report on Form 20‐F for a full description of these measures, together with a description of other Key Performance Indicators (KPIs), on pages 391 and 392. Industry and global revenue refer to the total industry revenue in the markets in which we are present.

New Categories comprises Heated Products (HP), Vapour and Modern Oral.

Note on Non-GAAP Measures

This announcement contains several forward-looking non-GAAP measures used by management to monitor the Group’s performance. For the non-GAAP information contained in this announcement, no comparable GAAP or IFRS information is available on a forward-looking basis and our forward-looking revenue and other components of the Group’s results, including adjusting items, cannot be estimated with reasonable certainty due to, among other things, the impact of foreign exchange and adjusting items, which could be significant, being highly variable. As such, no reconciliations for this forward-looking non-GAAP information are available and we are unable to: present revenue before presenting constant currency revenue; or present profit from operations before presenting adjusted profit from operations at constant rates, as adjusted for Canada; or present diluted EPS before presenting adjusted EPS at constant rates as adjusted for Canada; or present profit/(loss) for the year before presenting adjusted EBITDA at constant rates as adjusted for Canada.

This announcement also contains New Category contribution, adjusted profit from operations, adjusted EBITDA, adjusted diluted earnings per share, adjusted net debt and adjusted net finance costs, all of which are before the impact of adjusting items and which are reconciled from profit from operations, profit/(loss) for the year, diluted earnings per share, borrowings and net finance costs.

Adjusting items, as identified in accordance with the Group’s accounting policies, represent certain items of income and expense which the Group considers distinctive based on their size, nature or incidence. These include significant items in, profit from operations, profit/(loss) for the year, diluted earnings per share, net finance costs, which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe such results excluding the impact of adjusting items provide additional useful information to investors regarding the underlying performance of the business on a comparable basis.

The Group’s Management Board reviews a number of our IFRS and non‐GAAP measures for the Group and its geographic segments at constant rates of exchange. This allows comparison of the Group’s results, had they been translated at the previous year’s average rates of exchange. The Group does not adjust for the normal transactional gains and losses in operations that are generated by exchange movements. Although the Group does not believe that these measures are a substitute for IFRS measures, the Group does believe that such results excluding the impact of currency fluctuations year‐on‐year provide additional useful information to investors regarding the operating performance on a local currency basis.

Another non-GAAP measure which the Group uses and that is contained in this announcement is operating cash conversion.  Management reviews operating cash conversion as an indicator of the Group’s ability to turn profits into cash.

Certain adjusted measures, including adjusted profit from operations, category contribution, net finance costs, adjusted diluted earnings per share, leverage, adjusted net debt and adjusted EBITDA, are also presented on an “adjusted for Canada” basis, reflecting the removal of 100% of adjusted profit from operations of our Canadian business, excluding New Categories, from both 2024 and 2025 results, to remove the distorting effect of the Canadian results, as from 29 August 2025, the date all of the Group’s outstanding tobacco litigation in Canada was settled, annual payments based on a percentage (initially 85%, reducing over time) of the Group’s net income after taxes, based on amounts generated in Canada from all sources, excluding New Categories, will be paid out by the Group until the aggregate settlement amount is paid. Due to the initial uncertainty of the timing of the implementation of the settlement, we have removed 100% of the results of the Canadian business, excluding New Categories, for the periods under review here.

The Group’s Management Board regularly reviews the measures used to assess and present the financial performance of the Group and, as relevant, its geographic segments, and believes that these measures provide additional useful information to investors. Please refer to the 2024 Annual Report on Form 20‐F, pages 391 to 410, for a full description of each measure alongside non-financial measures.

Forward looking statements

References in this announcement to ‘BAT’, ‘Group’, ‘we’, ‘us’ and ‘our’ when denoting opinion refer to British American Tobacco p.l.c. (BAT PLC) and when denoting business activity refer to BAT Group operating companies, collectively or individually as the case may be.

This announcement does not constitute an invitation to underwrite, subscribe for, or otherwise acquire or dispose of any BAT PLC shares or other securities. This announcement contains certain forward-looking statements, including “forward-looking” statements made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “believe,” “anticipate,” “could,” “may,” “would,” “should,” “intend,” “plan,” “potential,” “predict,” “will,” “confident in”, “expect,” “estimate,” “project,” “positioned,” “strategy,” “outlook”, “target” and similar expressions. In particular, these forward-looking statements include statements regarding (i) the Group’s expectations with respect to growth of revenue and adjusted profit from operations in the second half and full year of 2025 at the Group, segment and category levels, (ii) the Group’s expectations with respect to New Category revenue and profitability on a category contribution level in the second half and full year of 2025, (iii) the Group’s expectations with respect to the mid-term algorithm in 2026, (iv) the Group’s expectations with respect to glo Hilo launches in the second half of 2025, (v) the Group’s expectations with respect to Vuse revenue in the full year of 2025, (vi) statements under the heading “Continued strong cash delivery, and balanced capital allocation”, (vii) statements regarding robust cash returns, (viii) statements regarding the progressive dividend and sustainable share buy-back, including £1.1bn in 2025 and £1.3bn in 2026 and (ix) statements under the heading “Technical guidance for FY25”. These include statements regarding our intentions, beliefs or current expectations concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the economic and business circumstances occurring from time to time in the countries and markets in which the Group operates.

All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors. It is believed that the expectations reflected in this announcement are reasonable, but they may be affected by a wide range of variables that could cause actual results and performance to differ materially from those currently anticipated.

Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are uncertainties related to the following: the impact of competition from illicit trade; the impact of adverse domestic or international legislation and regulation; the inability to develop, commercialise and deliver the Group’s New Categories strategy; the impact of supply chain disruptions; adverse litigation, external investigations and dispute outcomes and the effect of such outcomes on the Group’s financial condition; the impact of significant increases or structural changes in tobacco, nicotine and New Categories related taxes; translational and transactional foreign exchange rate exposure; changes or differences in domestic or international economic or political conditions; the ability to maintain credit ratings and to fund the business under the current capital structure; the impact of serious injury, illness or death in the workplace; adverse decisions by domestic or international regulatory bodies; direct and indirect adverse impacts associated with Climate Change; direct and indirect adverse impacts associated with Circularity; and Cyber Security risks caused by the heightened cyber-threat landscape, the increased digital interactions with consumers and changes to regulation.

Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. The forward-looking statements reflect knowledge and information available at the date of preparation of this announcement and BAT undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements.

No statement in this announcement is intended to be a profit forecast and no statement in this announcement should be interpreted to mean that earnings per share of BAT PLC for the current or future financial years would necessarily match or exceed the historical published earnings per share of BAT PLC.

Additional information concerning these, and other factors can be found in BAT PLC filings with the U.S. Securities and Exchange Commission (“SEC”), including the Annual Report on Form 20-F, filed on 14 February 2025, and Current Reports on Form 6-K, which may be obtained free of charge at the SEC’s website, http://www.sec.gov and BAT’s website, http://www.bat.com.